Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

December 9, 2016

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-186031)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-186035)

Mr. Cowan:

This letter responds to comments that you provided via e-mail on November 10, 2016, and telephonically on November 15, 2016, with respect to the above-referenced Post-Effective Amendment filings (the “Amendments”) for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC,” collectively with TLIC, “Transamerica” or “we”) made on September 30, 2016 relating to the Transamerica Variable Annuity Advisor Elite II variable annuity product (the “485(a) Filings”).

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

GENERAL COMMENTS RECEIVED TELEPHONICALLY

Please confirm that you will be providing a new prospectus, with the new marketing name and different Separate Account Annual Expenses, for policy owners who purchase the product beginning January 17, 2017.

Response: Transamerica confirms that a new Transamerica Variable Annuity I Share (I-Share) prospectus will be filed in its 485(b) filings that incorporate the Staff’s comments to the 485(a) Filings. Such 485(b) filings are being filed concurrently with this letter. To further explain, Transamerica made revisions to an existing product labeled “Transamerica Advisor Elite II” in the 485(a) Filings. One change, among others, was to implement a new product marketing name entitled “I-Share.” On or about January 17, 2017 (the availability date of “I-Share”), Transamerica will begin providing the revised I-Share prospectus to new purchasers. Please note that the material changes, reflected in the I-Share prospectus, apply only to purchasers of the variable annuity beginning on or about January 17, 2017. On or about January 14, 2017, Transamerica will no longer offer for sale the former version of the product, Transamerica Advisor Elite II. To avoid potential policyholder confusion, policyholders who purchased the variable annuity prior to January 17, 2017 will continue to receive a prospectus that reflects only the Advisor Elite II disclosures. Accordingly, each registration statement will utilize two prospectuses, an I-Share prospectus and an Advisor Elite II prospectus.

Member of the Group

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

December 9, 2016

Page | 2

COMMENTS SPECIFIC TO THE SUPPLEMENT

1) Comment #1 – Page 1: It is unclear whether the final presentation will show two fee tables – one for existing and one for new contracts on or after January 17, 2017– or just a single revised table. Please delete this language and add the new fee as effective January 17, 2017 for policy owners who purchase on or after January 17, 2017. To avoid those policy holders from having to flip back and forth to prospectus, include a complete fee table for new policy holders.

Response: Per our telephonic discussion on November 15, 2016 and as noted in our response to the General Comment above, Transamerica will be providing an updated and separate prospectus for new sales of this product on or after January 17, 2017. The revised I-Share prospectus will contain only one fee table reflecting the applicable new fees.

2) Comment #2 – Page 1: Please show the maximum only. The range of fees can be explained in a footnote.

Response: The disclosure has been revised. Please see attached.

3) Comment #3 – Page 1: Please explain how total expenses of 1.20% was arrived.

Response: The Total Separate Account Annual Expense with Highest Optional Separate Account Expenses was arrived by summing the total of the Total Base Separate Account Annual Expenses (0.20%) + Annual Step-Up Death Benefit (0.40% - which is the highest Optional Account Death Benefit Expense) + Highest Fund Facilitation Fee (0.60%). With the deletion of the range of Fund Facilitation Fee expenses based on Comment #2 above, we believe any confusion should be eliminated.

4) Comment #4 – Page 1: The disclosure says the following Example is added to the prospectus. Is this the highest fully loaded example, or an added Example for contracts on or after January 17, 2017?

Response: This is the highest fully loaded example for new purchases of the I-Share product on or after January 17, 2017. As stated above, the Transamerica Advisor Elite II prospectus will not reflect the material changes set forth in the 485(a) Filings.

5) Comment #5 – Page 1: Confirm supplementally that this rider is available to purchasers on or after January 17, 2017.

Response: The Additional Death Distribution+ Rider and the Retirement Income Choice 1.6 Rider – Joint Life with additional Death Benefit and Income EnhancementSM options will be available to purchasers of the I-Share variable annuity on or after January 17, 2017.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

December 9, 2016

Page | 3

6) Comment #1 – Page 2: Please confirm the text in the FN (when inserted into the prospectus) will be in a font smaller than the main text.

Response: The language referenced in this comment will not be in a footnote in the prospectus. This language will be under the “NOTES TO FEE TABLE AND EXPENSE EXAMPLES” in the Separate Account Annual Expenses section of the prospectus. Accordingly, the font size will be consistent with the main text.

*        *        *

If you have any questions regarding these responses, please contact Julie Collett at 720-482-8828. I appreciate your assistance with this filing.

                                                                                      Sincerely,

                                                                                      Julie Collett

                                                                                      Senior Counsel